SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of April 2021

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of an announcement regarding the first quarterly report for 2021 of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on April 28, 2021.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中国石化
SINOPEC

中 国 石 油 化 工 股 份 有 限 公 司

CHINA PETROLEUM & CHEMICAL CORPORATION

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

Overseas Regulatory Announcement
China Petroleum & Chemical Corporation
The First Quarterly Report for 2021

This announcement is made pursuant to Rule 13.09 and Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Inside Information Provisions under Part XIVA of the Securities and Futures Ordinance (Chapter 571, Laws of Hong Kong).

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

Beijing, the PRC,
28 April 2021

As of the date of this announcement, directors of the Company are: Zhang Yuzhuo *, Ma Yongsheng #, Yu Baocai #, Liu
Hongbin #, Ling Yiqun #, Zhang Shaofeng *, Tang Min +, Cai Hongbin +, Ng, Kar Ling Johnny +

#	Executive Director
*	Non-executive Director
+	Independent Non-executive Director

China Petroleum & Chemical Corporation

The First Quarterly Report for 2021

28 April 2021

Beijing, China

1	Important notice

1.1
The Board of Directors, the Board of Supervisors of China Petroleum & Chemical Corporation (“Sinopec Corp.” or “the Company”) and its directors, supervisors and senior management warrant that there are no false representations, misleading statements or material omissions contained in this report and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this report.

1.2	The first quarterly report for 2021 was approved at the 22th meeting of the Seventh Session of the Board of Directors of Sinopec Corp. All directors attended this meeting.

1.3
Mr. Zhang Yuzhuo, Chairman, Mr. Ma Yongsheng, President, Ms. Shou Donghua, Chief Financial Officer and Head of the Financial Department of Sinopec Corp. warrant the authenticity, accuracy and completeness of the financial statements contained in this quarterly report.

1.4	The financial statements in this quarterly report were not audited.

2	Basic information of Sinopec Corp.
2.1	Principal financial data and indicators
2.1.1	Principal financial data and indicators prepared in accordance with China Accounting Standards for Business Enterprises (CASs)
RMB million
Items	As of 31 March 2021	As of 31December 2020	Changes from the end of the preceding year to the end of the reporting period (%)
Total assets	1,802,144	1,733,805	3.9
Total equity attributable to equity shareholders of the Company	764,675	742,463	3.0

	Three-month period ended 31 March 2021	Three-month period ended 31 March 2020 (adjusted)	Three-month period ended 31 March 2020 (before adjustment)	Changes over the same period of preceding year(%)
Net cash flow from operating activities	(15,578)	(67,970)	(68,125)	-
Operating income	576,982	554,482	555,502	4.1
Net profit/ (loss) attributable to equity shareholders of the Company	17,929	(19,866)	(19,782)	-
Net profit/ (loss) attributable to equity shareholders of the Company excluding extraordinary gains and losses	17,674	(20,440)	(20,444)	-
Weighted average return on net assets(%)	2.38	(2.73)	(2.73)	5.11 percentage points
Basic earnings per share(RMB)	0.148	(0.164)	(0.163)	-
Diluted earnings per share(RMB)	0.148	(0.164)	(0.163)	-

Note: The Company has completed the formation of Sinopec Baling Petrochemical Co. Ltd in 2020. The transaction described above has been accounted as business combination under common control, thus, the Company retroactively adjusted the relevant financial data of the first quarter of 2020.

Extraordinary items	During the reporting period (income)/expenses (RMB million)
Net gain on disposal of non-current assets	(164)
Donations	2
Government grants	(636)
Gains on holding and disposal of various investments	(108)
Other extraordinary income and expenses, net	458
Subtotal	(448)
Tax effect	134
Total	(314)
Attributable to:
Equity shareholders of the Company	(255)
Minority interests	(59)

2.1.2	Principal financial data and indicators prepared in accordance with International Financial Reporting Standards (IFRS)

RMB million

Items	As of 31 March 2021	As of 31December 2020	Changes from the end of the preceding year to the end of the reporting period (%)
Total assets	1,802,144	1,733,805	3.9
Total equity attributable to shareholders of the Company	763,717	741,494	3.0

RMB: million
	Three-month period ended 31 March 2021	Three-month period ended 31 March 2020 (adjusted)	Three-month period ended 31 March 2020 (before adjustment)	Changes over the same period of the preceding year（%）
Net cash generated from operating activities	(15,578)	(67,970)	(68,125)	-
Operating profit/(loss)	28,701	(26,433)	(26,305)	-
Net profit/ (loss) attributable to shareholders of the Company	18,543	(19,229)	(19,145)	-

	Three-month period ended 31 March 2021	Three-month period ended 31 March 2020 (adjusted)	Three-month period ended 31 March 2020 (before adjustment)	Changes over the same period of the preceding year（%）
Basic earnings per share (RMB)	0.153	(0.159)	(0.158)	-
Diluted earnings per share (RMB)	0.153	(0.159)	(0.158)	-
Return on net assets (%)	2.43	(2.70)	(2.69)	5.13 percentage points

Note: The Company has completed the formation of Sinopec Baling Petrochemical Co. Ltd in 2020. The transaction described above has been accounted as business combination under common control, thus, the Company retroactively adjusted the relevant financial data of the first quarter of 2020.

2.2	Total number of shareholders and top ten shareholders at the end of the reporting period

Total number of shareholders at the end of the reporting period	Total number of shareholders was 517,008, including 511,331 holders of domestic A shares and 5,677 holders of overseas H shares.
Top ten shareholders
Name of shareholder	Total number of shares held	Percentage (%)	Number of shares subject to pledge or lock-ups	Nature of shareholder
China Petrochemical Corporation	82,709,227,393	68.31	0	State-owned share
HKSCC (Nominees) Limited	25,385,219,245	20.97	Unknown	H share
中国证券金融股份有限公司	2,325,374,407	1.92	0	A share
香港中央结算有限公司	1,049,467,290	0.87	0	A share
中国人寿保险股份有限公司－传统 －普通保险产品－005L－CT001 沪	813,500,331	0.67	0	A share
中国人寿保险股份有限公司－分红 －个人分红－005L－FH002 沪	632,058,605	0.52	0	A share
中央汇金资产管理有限责任公司	322,037,900	0.27	0	A share
全国社保基金一一三组合	107,980,897	0.09	0	A share
阿布达比投资局	101,128,826	0.08	0	A share
基本养老保险基金八零二组合	81,496,100	0.07	0	A share

Note Sinopec Century Bright Capital Investment Limited, overseas wholly-owned subsidiary of China Petrochemical Corporation, holds 553,150,000 H shares, which is included in the total number of the shares held by HKSCC (Nominees) Limited.

Statement on the connected relationship or acting in concert among the aforementioned shareholders:

Apart from 中国人寿保险股份有限公司－分红－个人分红－005L-CT001 沪 and 中国人寿保险股 份有限公司－传统－普通保险产品－005L-FH002 沪 which were both administrated by 中国人寿 保险股份有限公司, Sinopec Corp. is not aware of any connected relationship or acting in concert among or between the above-mentioned shareholders.

2.3	Review of operating results
In the first quarter of 2021, the effects of global epidemic prevention and control have gradually emerged and China’s economy maintained restorative growth with gross domestic product (GDP) up by 18.3%. The spot price of Platt’s Brent for the first quarter averaged USD 60.9 per barrel, up by
21.2% year on year. The domestic demand for refined oil products recovered steadily and demand for natural gas and chemical products maintained rapid growth.

The company expedited to implement new development concepts and world-leading development strategies and implement the “One Foundation of energy and resources, Two wings of clean fuels and advanced chemicals and Three Growth Engines in new energy, new materials and new economy” industrial deployment pattern. To promote the efficiency and profitability of the whole industrial chain and comprehensively promote high-quality development, the Company actively responded to market changes and optimized production and operations arrangements and achieved good performance.

In accordance with China Accounting Standards for Business Enterprises, net profit attributable to equity shareholders of the Company was RMB 17.929 billion with a basic earnings of RMB 0.148 per share. In accordance with IFRS, net profit attributable to equity shareholders of the Company was RMB 18.543 billion with a basic earnings of RMB 0.153 per share, achieving a turnaround from loss to profit as compared with the same period in 2020, and better than that of the same period in 2019.

Exploration and Production: The Company continuously pressed ahead with high-efficiency exploration and profit-oriented development, accelerated systematic construction of natural gas production, supply, storage and marketing and achieved tangible results in maintaining oil production, increasing gas output and cutting cost. In exploration, we continued to strengthen risk exploration in strategic areas, oil and gas rich zones and shale resources, which led to significant breakthrough of oil and gas explorations in Shunbei, Sichuan basin and etc. In crude oil development, we efficiently proceeded with the capacity building of Shunbei, west rim of Jungar oilfields and other oilfields and strengthened fine development in mature fields and intensified EOR technology application to consolidate the basis for steady production. In natural gas development, we constantly pushed forward capacity building in West Sichuan, Weirong and Dongsheng gas fields and expanded the market and sales with the sales volume for the first quarter up by 37% year on year. In the first quarter, the Company’s production of oil and gas reached 117.03 million barrels of oil equivalent, up by 4.2% year on year, with natural gas production reaching 291.60 billion cubic feet, up by 16.8% year on year. The exploration and production segment realised an earnings before interest and taxes (EBIT) of RMB 3.072 billion in the first quarter, up by 54.1%.

		Three-month period ended 31 March		Changes
Exploration and Production	Unit	2021	2020	(%)
Oil and gas production	million boe	117.03	112.28	4.2
Crude oil production	million barrels	68.41	70.65	(3.2)
China	million barrels	61.23	62.11	(1.4)
Overseas	million barrels	7.18	8.54	(15.9)
Natural gas production	billion cubic feet	291.60	249.68	16.8

		Three-month period ended 31 March		Changes
Exploration and Production	Unit	2021	2020	(%)
Realised crude oil price	USD/barrel	54.89	49.15	11.7
Realised natural gas price	USD/thousand cubic feet	7.07	6.43	10.0
Conversion:	For domestic production of crude oil, 1 tonne = 7.10 barrels. For overseas production of crude oil, 1 tonne = 7.21 barrels. For production of natural gas, 1 cubic meter = 35.31 cubic feet.

Refining: The Company brought the advantages of integrated refining and marketing into full play, actively responded to market change, optimized production operation, dynamically adjusted export scale and kept stable operation and high utilization rate with a significant increase of crude oil throughput. With a market oriented approach, we intensified product slate adjustment and increased output of marketable and high-profit products such as gasoline, jet-fuel, light chemical feedstock, asphalt, lubricants and etc. We optimized crude oil resources allocation and coordinated the whole process management of crude oil supply to lower procurement cost and also increased production of low-sulfur bunker fuel with an output of first quarter up by 187% and market share improving continuously. In the first quarter, the Company processed 62.52 million tonnes of crude oil, up by
16.3%. The refining segment realised EBIT of RMB 19.885 billion, achieving a turnaround from loss to profit as compared with the same period in 2020, and also better than that of the same period in
2019.

		Three-month period ended 31 March
Refining	Unit	2021	2020	Changes (%)
Refinery throughput	million tonnes	62.52	53.74	16.3
Gasoline, diesel and kerosene production	million tonnes	35.70	33.00	8.2
Gasoline	million tonnes	16.37	13.02	25.7
Diesel	million tonnes	14.34	14.19	1.1
Kerosene	million tonnes	4.99	5.79	(13.8)
Light chemical feedstock production	million tonnes	11.60	9.84	17.9
Light product yield	%	74.22	75.31	(1.09) percentage points
Refining yield	%	95.26	94.64	0.62 percentage points
Note: Including 100% production of domestic joint ventures.

Marketing and Distribution: The Company brought the advantages of marketing network into full play, continuously improved marketing strategy and expanded market and increased sales with a significant increase of sales volume of refined oil products. With focus on customer needs, we vigorously adopted a differentiated marketing strategy to continuously improve retail volume. We constantly optimized the network layout to reach end users, and improved the network integrity, stability and competitiveness. We deepened non-fuel business reform and improved membership system. New model of “internet+service station+convenience store+third party operation” was promoted and more hydrogen stations were constructed with conventional service stations or alone to establish a new model of comprehensive energy supply and services, providing refined oil products, gas, hydrogen, power and services. In the first quarter, domestic sales volume of refined oil products was 40.03 million tonnes. The marketing and distribution segment realised EBIT of RMB 8.550 billion, achieving a turnaround from loss to profit as compared with the same period in 2020, and also better than that of same period in 2019.

		Three-month period ended 31 March
Marketing and Distribution	Unit	2021	2020	Changes (%)
Total sales volume of refined oil products	million tonnes	51.93	48.61	6.8
Total domestic sales volume of refined oil products	million tonnes	40.03	32.48	23.2
Retail	million tonnes	27.15	21.83	24.4
Direct sales & Distribution	million tonnes	12.88	10.65	20.9
Annualized average throughput per station	tonnes	3,536	2,844	24.3
Note: The total sales volume of refined oil products includes the amount of trading volume.

Chemicals: The company strengthened research on market needs, dynamically optimized facilities and product chain, optimized maintenance schedule, and realised an optimal operation of producing units and utilization rate. We integrated production with marketing, further fine-tuned chemical feedstock mix and product slate, increased production of acrylonitrile, BDO and other high profitable products, and continuously increased the ratio of high value-added and high-end products with the ratio of high value-added products of synthetic fiber reaching 33.6%, up by 0.6 percentage point, the ratio of high value-added products of synthetic rubber reaching 35.5%, up by 5.2 percentage points and the ratio of high value-added products of synthetic resin reaching 67.8%, up by 1.7 percentage points. We innovated marketing model, deepened fine marketing strategy, targeted our tailored service, and further expanded the market with a significant increase in sales volume of major chemical products. In the first quarter, the ethylene production was 3.380 million tonnes, up by 11.7% year on year, and the total chemical sales volume was 19.84 million tonnes, up by 10.53%. The chemicals segment realised EBIT of RMB 8.933 billion, achieving a turnaround from loss to profit as compared with the same period of 2020, and also better than that of the same period of 2019.

		Three-month period ended 31 March
Chemicals	Unit	2021	2020	Changes (%)
Ethylene	thousand tonnes	3,380	3,026	11.7
Synthetic resin	thousand tonnes	4,787	4,293	11.5
Synthetic rubber	thousand tonnes	322	256	25.8
Monomers and polymers for synthetic fibre	thousand tonnes	2,343	2,333	0.4
Synthetic fibre	thousand tonnes	351	266	32.0
Note: Including 100% production of domestic joint ventures.

Capital expenditure: In the first quarter, focusing on quality and profitability of investment, the Company continuously optimized investment projects, with total capital expenditures of RMB 23.0 billion. Capital expenditure for the exploration and production segment was RMB 9.0 billion, mainly for Fuling and Weirong natrual gas capacity building projects, Shunbei, Jiyang crude oil capacity building projects and phase II of Tianjin LNG project and phase II of Shangdong LNG project. Capital expenditure for the refining segment was RMB 7.6 billion, mainly for structural adjustment of Anqing project as well as the expansion of Zhenhai. Capital expenditure for the marketing and distribution segment was RMB 2.9 billion, mainly for construction of service stations, gas stations, comprehensive energy supply stations, refined oil products depots and non-fuel businesses. Capital expenditure for the chemicals segment was RMB 1.8 billion, mainly for construction of Zhenhai, Tianjin, Amur ethylene projects and Shanghai large-tow carbon fiber and Yizheng PTA projects. Capital expenditure for corporate and others was RMB 1.7 billion, mainly for R&D facilities and information technology projects.

3	Significant events
3.1	Significant changes in major items contained in the consolidated financial statements prepared in accordance with CASs and the reasons for such changes.

			Increase/(Decrease)
	As of 31 March 2021	As of 31 December 2020	Amount	Percentage
Items of Consolidated Balance Sheet	RMB million	RMB million	RMB million	（%）	Main reasons for changes
Financial assets held for trading	3,723	1	3,722	372,200	Increase in structured deposits
Derivative financial assets	21,097	12,528	8,569	68	Increase in profit position of derivative hedging financial instruments due to fluctuation of crude oil price
Accounts receivable	47,144	35,587	11,557	32	Increase in accounts receivable due to increase of crude oil price
Short-term loans	48,834	20,756	28,078	135	Increase in low-interest short-term loans for supplementary of liquidity
Other current liabilities	40,885	17,775	23,110	130	Issuing short-term debentures payable of RMB 30 billion for supplementary of liquidity
Other comprehensive income	4,719	1,038	3,681	355	Increase in fair value gain of hedging business for crude oil and difference of foreign currency statement convertion affected by changes in foreign exchange rate
Specific reserve	2,544	1,941	603	31	The provision of safety production fund

	For three-month period ended 31 March		Increase/(Decrease)
	2021	2020	Amount	Percentage
Items of Consolidated Income Statement	RMB Million	RMB Million	RMB Million	（%）	Main reasons for changes
Research and development expenses	2,069	1,091	978	90	Expand investment in research and development
Other income	474	1,103	(629)	(57)	Decrease in VAT refund of imported LNG
Gains/ (losses) from changes in fair value	2,095	8,342	(6,247)	(75)	Decrease in fair value profit on derivative financial instruments not qualified as hedging

	For three-month period ended 31 March		Increase/(Decrease)
	2021	2020	Amount	Percentage
Items of consolidated cash flow statement	RMB million	RMB million	RMB million	（%）	Main reasons for changes
Payments of taxes and levies	(110,250)	(84,926)	(25,324)	-	Increase in payments of consumption tax and other taxes
Other cash received relating to investing activities	10,268	19,162	(8,894)	(46)	Decrease in value of certificate of deposit, over three months, expired and recovered
Net cash received from disposal of subsidiaries and other business entities	4,305	-	4,305	-	Balance payment of pipeline transaction received in this period
Cash paid for acquisition of investments	(5,527)	(1,672)	(3,855)	-	Increase in structured deposits
Other cash paid relating to investing activities	(7,077)	(14,094)	7,017	-	Decrease in the value of certificate of deposit, over three months
Cash repayments of borrowings	(58,339)	(173,688)	115,349	-	Decrease in repayment of short-term loans at maturity

3.2	This quarterly results announcement is published in both Chinese and English languages. In the event of any inconsistency between the two versions, the Chinese version shall prevail.

By Order of the Board
Chairman
Zhang Yuzhuo
28 April 2021

4	Appendix
4.1	Quarterly financial statements prepared under China Accounting Standards for Business Enterprises (CASs)
Consolidated Balance Sheet
As at 31 March 2021
Prepared by: China Petroleum & Chemical Corporation
Units: million  Currency: RMB  Type: unaudited

Items	At 31 March 2021	At 31 December 2020
Current assets:
Cash at bank and on hand	198,086	184,412
Financial assets held for trading	3,723	1
Derivative financial assets	21,097	12,528
Accounts receivable	47,144	35,587
Receivables financing	9,793	8,735
Prepayments	10,478	4,862
Other receivables	29,340	33,602
Inventories	182,477	151,895
Other current assets	17,841	23,773
Total current assets	519,979	455,395
Non-current assets:
Long-term equity investments	194,524	188,342
Other equity instrument investments	1,546	1,525
Fixed assets	584,545	589,285
Construction in progress	126,774	124,765
Right-of-use assets	190,945	189,583
Intangible assets	113,652	114,066
Goodwill	8,623	8,620
Long-term deferred expenses	9,110	9,535
Deferred tax assets	27,422	25,054
Other non-current assets	25,024	27,635
Total non-current assets	1,282,165	1,278,410
Total assets	1,802,144	1,733,805

Consolidated Balance Sheet (Continued)

Current liabilities:
Short-term loans	48,834	20,756
Derivative financial liabilities	5,002	4,826
Bills payable	10,045	10,394
Accounts payable	162,382	151,262
Contract liabilities	128,886	126,160
Employee benefits payable	11,232	7,081
Taxes payable	42,770	76,843
Other payables	83,858	84,600
Non-current liabilities due within one year	25,843	22,493
Other current liabilities	40,885	17,775
Total current liabilities	559,737	522,190
Non-current liabilities:
Long-term loans	45,296	45,459
Debentures payable	38,441	38,356
Lease liabilities	173,093	172,306
Provisions	46,020	45,552
Deferred tax liabilities	10,120	8,124
Other non-current liabilities	18,705	17,942
Total non-current liabilities	331,675	327,739
Total liabilities	891,412	849,929
Shareholders’ equity:
Share capital	121,071	121,071
Capital reserve	122,557	122,558
Other comprehensive income	4,719	1,038
Specific reserve	2,544	1,941
Surplus reserves	209,280	209,280
Retained earnings	304,504	286,575
Total equity attributable to shareholders of the Company	764,675	742,463
Minority interests	146,057	141,413
Total shareholders’ equity	910,732	883,876
Total liabilities and shareholders’ equity	1,802,144	1,733,805

Zhang Yuzhuo	Ma Yongsheng	Shou Donghua
Chairman	President	Chief Financial Officer

Balance Sheet
As at 31 March 2021
Prepared by: China Petroleum & Chemical Corporation
Units: million Currency: RMB Type: unaudited

Items	At 31 March 2021	At 31 December 2020
Current assets：
Cash at bank and on hand	104,062	99,188
Derivative financial assets	7,776	7,776
Accounts receivable	22,810	21,763
Receivables financing	526	707
Prepayments	4,199	2,626
Other receivables	41,433	37,938
Inventories	41,817	39,034
Other current assets	16,570	14,048
Total current assets	239,193	223,080
Non-current assets：
Long-term equity investments	345,122	343,356
Other equity instrument investments	428	428
Fixed assets	280,394	283,695
Construction in progress	59,667	59,880
Right-of-use assets	108,617	108,737
Intangible assets	8,685	8,779
Long-term deferred expenses	2,287	2,499
Deferred tax assets	14,282	12,661
Other non-current assets	29,109	26,828
Total non-current assets	848,591	846,863
Total assets	1,087,784	1,069,943
Current liabilities：
Short-term loans	34,394	20,669
Derivative financial liabilities	362	362
Bills payable	5,461	6,061
Accounts payable	70,511	65,779
Contract liabilities	5,701	5,840
Employee benefits payable	4,172	1,673
Taxes payable	22,856	43,500
Other payables	171,126	188,568
Non-current liabilities due within one year	13,364	12,026
Other current liabilities	30,400	439
Total current liabilities	358,347	344,917

Company Balance Sheet (Continued)

Non-current liabilities：
Long-term loans	29,858	30,413
Debentures payable	26,980	26,977
Lease liabilities	105,153	105,691
Provisions	36,474	36,089
Other non-current liabilities	3,517	3,581
Total non-current liabilities	201,982	202,751
Total liabilities	560,329	547,668
Shareholders’ equity：
Share capital	121,071	121,071
Capital reserve	68,996	68,976
Other comprehensive income	9,104	5,910
Specific reserve	1,448	1,189
Surplus reserves	209,280	209,280
Retained earnings	117,556	115,849
Total shareholders’ equity	527,455	522,275
Total liabilities and shareholders’ equity	1,087,784	1,069,943

Zhang Yuzhuo	Ma Yongsheng	Shou Donghua
Chairman	President	Chief Financial Officer

Consolidated Income Statement
For the three-month period ended 31 March 2021
Prepared by: China Petroleum & Chemical Corporation
Units: million Currency: RMB Type: unaudited

	Items		Three-month period ended 31 March 2021	Three-month period ended 31 March 2020
I.	Operating income		576,982	554,482
II.	Total Operating costs		549,384	582,239
	Including:	Operating costs	449,200	497,745
		Taxes and surcharges	60,396	50,104
		Selling and distribution expenses	16,054	14,662
		General and administrative expenses	16,790	14,334
		Research and development costs	2,069	1,091
		Financial expenses	2,379	2,035
		Exploration expenses, including dry holes	2,496	2,268
	Add:	Other income	474	1,103
		Investment income	(76)	153
		Gains from changes in fair value	2,095	8,342
		Credit impairment losses	14	5
		Impairment losses	11	(10,360)
		Asset disposal gains	164	60
III.	Operating profit/(loss)		30,280	(28,454)
	Add:	Non-operating income	304	216
	Less:	Non-operating expenses	597	476
IV.	Profit/(loss) before taxation		29,987	(28,714)
	Less:	Income tax expense	7,082	(7,529)
V.	Net profit/(loss)		22,905	(21,185)
	Classification by going concern:
		(i) Net profit/(loss) from continuous operation	22,905	(21,185)
		(ii) Net profit from discontinued operation	-	-
	Classification by ownership:
		(i) Equity shareholders of the Company	17,929	(19,866)
		(ii) Minority interests	4,976	(1,319)

Consolidated Income Statement (Continued)

VI.	Other comprehensive income	4,857	(7,360)
	Items that may not be reclassified subsequently to profit or loss:
	Changes in fair value of other equity instrument investments	20	-
	Items that may be reclassified subsequently to profit or loss:
	Other comprehensive income that can be converted into profit or loss under the equity method	(135)	(76)
	Fair value hedges	(20)	-
	Cash flow hedges	4,627	(8,401)
	Foreign currency translation differences	365	1,117
VII.	Total comprehensive income	27,762	(28,545)
	Equity shareholders of the Company	22,451	(27,187)
	Minority interests	5,311	(1,358)
VII.	Earnings per share:
	(i) Basic earnings per share (RMB/Share)	0.148	(0.164)
	(ii) Diluted earnings per share (RMB/Share)	0.148	(0.164)

Zhang Yuzhuo	Ma Yongsheng	Shou Donghua
Chairman	President	Chief Financial Officer

Income Statement
For the three-month period ended 31 March 2021
Prepared by: China Petroleum & Chemical Corporation
Units: million Currency: RMB Type: unaudited
		Items	Three-month period ended 31 March 2021	Three-month period ended 31 March 2020
I.	Operating income		227,855	199,942
	Less:	Operating costs	176,554	171,987
		Taxes and surcharges	36,511	32,996
		Selling and distribution expenses	967	724
		General and administrative expenses	7,922	6,992
		Research and development costs	1,956	1,034
		Financial expenses	2,629	2,050
		Exploration expenses, including dry holes	2,056	1,936
	Add:	Other income	232	896
		Investment income	3,058	814
		Gains from changes in fair value	288	400
		Credit impairment losses	1	31
		Impairment losses	(1)	(7,992)
		Asset disposal gains	-	1
II.		Operating profit/(loss)	2,838	(23,627)
	Add:	Non-operating income	99	33
	Less:	Non-operating expenses	311	232
III.	Profit/(loss) before taxation		2,626	(23,826)
	Less:	Income tax expense	918	(6,002)
IV.	Net profit/(loss)		1,708	(17,824)
		(i) Net profit/(loss) from continuous operation	1,708	(17,824)
		(ii) Net profit from discontinued operation	-	-
V.	Other comprehensive income		3,514	(7,387)
	Items that may be reclassified subsequently to profit or loss
	Other comprehensive loss that can be converted into profit or loss under the equity method		7	49
	Cash flow hedges		3,507	(7,436)
VI.	Total comprehensive income		5,222	(25,211)

Zhang Yuzhuo	Ma Yongsheng	Shou Donghua
Chairman	President	Chief Financial Officer

Consolidated Cash Flow Statement
For the three-month period ended 31 March 2021
Prepared by: China Petroleum & Chemical Corporation
Units: million Currency: RMB Type: unaudited

	Items	Three-month period ended 31 March 2021	Three-month period ended 31 March 2020
I.	Cash flows from operating activities:
	Cash received from sale of goods and rendering of services	605,032	598,622
	Refund of taxes and levies	39	818
	Other cash received relating to operating activities	37,445	35,349
	Sub-total of cash inflows	642,516	634,789
	Cash paid for goods and services	(485,354)	(541,718)
	Cash paid to and for employees	(18,036)	(17,033)
	Payments of taxes and levies	(110,250)	(84,926)
	Other cash paid relating to operating activities	(44,454)	(59,082)
	Sub-total of cash outflows	(658,094)	(702,759)
Net cash flow from operating activities		(15,578)	(67,970)
II.	Cash flows from investing activities:
	Cash received from disposal of investments	177	3,402
	Cash received from returns on investments	895	986
	Net cash received from disposal of fixed assets, intangible assets and other long-term assets	324	18
	Other cash received relating to investing activities	10,268	19,162
	Net cash received from disposal of subsidiaries and other business entities	4,305	-
	Sub-total of cash inflows	15,969	23,568
	Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	(27,417)	(22,350)
	Cash paid for acquisition of investments	(5,527)	(1,672)
	Other cash paid relating to investing activities	(7,077)	(14,094)
	Sub-total of cash outflows	(40,021)	(38,116)
Net cash flow from investing activities		(24,052)	(14,548)
III.	Cash flows from financing activities:
	Cash received from capital contributions	124	260
	Including: Cash received from minority shareholders’ capital contributions to subsidiaries	48	260

Consolidated Cash Flow Statement (Continued)

	Cash received from borrowings	114,768	275,885
	Other cash received relating to financing activities	7	276
	Sub-total of cash inflows	114,899	276,421
	Cash repayments of borrowings	(58,339)	(173,688)
	Cash paid for dividends, profits distribution or interest	(1,784)	(1,583)
	Including: Subsidiaries’ cash payments for distribution of dividends or profits to minority shareholders	(840)	(160)
	Other cash paid relating to financing activities	(3,662)	(3,492)
	Sub-total of cash outflows	(63,785)	(178,763)
	Net cash flow from financing activities	51,114	97,658
IV.	Effects of changes in foreign exchange rate	204	553
V.	Net increase in cash and cash equivalents	11,688	15,693
	Add: Initial balance of cash and cash equivalents	87,559	60,438
VI.	Ending balance of cash and cash equivalents	99,247	76,131

Zhang Yuzhuo	Ma Yongsheng	Shou Donghua
Chairman	President	Chief Financial Officer

Cash Flow Statement
For the three-month period ended 31 March 2021
Prepared by: China Petroleum & Chemical Corporation
Units: million Currency: RMB Type: unaudited

	Items	Three-month period ended 31 March 2021	Three-month period ended 31 March 2020
I.	Cash flows from operating activities:
	Cash received from sale of goods and rendering of services	249,027	217,331
	Refund of taxes and levies	21	798
	Other cash received relating to operating activities	6,966	1,619
	Sub-total of cash inflows	256,014	219,748
	Cash paid for goods and services	(184,870)	(175,248)
	Cash paid to and for employees	(9,474)	(8,835)
	Payments of taxes and levies	(63,405)	(53,244)
	Other cash paid relating to operating activities	(6,431)	(5,349)
	Sub-total of cash outflows	(264,180)	(242,676)
Net cash flow from operating activities		(8,166)	(22,928)
II.	Cash flows from investing activities:
	Cash received from disposal of investments	4,399	4,759
	Cash received from returns on investments	1,567	1,224
	Net cash received from disposal of fixed assets, intangible assets and other long-term assets	17	3
	Other cash received relating to investing activities	26,174	44,575
	Sub-total of cash inflows	32,157	50,561
	Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	(11,540)	(9,307)
	Cash paid for acquisition of investments	(9,795)	(2,807)
	Other cash paid relating to investing activities	(26,479)	(47,607)
	Sub-total of cash outflows	(47,814)	(59,721)
Net cash flow from investing activities		(15,657)	(9,160)
III.	Cash flows from financing activities:
	Cash received from borrowings	73,395	130,458
	Other cash received relating to financing activities	307,581	57,475
	Sub-total of cash inflows	380,976	187,933
	Cash repayments of borrowings	(30,225)	(66,328)
	Cash paid for dividends or interest	(2,005)	(875)
	Other cash paid relating to financing activities	(318,350)	(72,108)
	Sub-total of cash outflows	(350,580)	(139,311)
Net cash flow from financing activities		30,396	48,622

Cash Flow Statement (Continued)

IV.	Net increase in cash and cash equivalents	6,573	16,534
	Add：Initial balance of cash and cash equivalents	28,081	38,616
V.	Ending balance of cash and cash equivalents	34,654	55,150

Zhang Yuzhuo	Ma Yongsheng	Shou Donghua
Chairman	President	Chief Financial Officer

Segment Reporting
For the three-month period ended 31 March 2021
Prepared by: China Petroleum & Chemical Corporation
Units: million Currency: RMB Type: unaudited

Items	Three-month period ended 31 March 2021	Three-month period ended 31 March 2020
Income from principal operations
Exploration and production
External sales	34,776	26,944
Inter–segment sales	18,812	18,238
Subtotal	53,588	45,182
Refining
External sales	37,727	25,145
Inter–segment sales	259,339	217,468
Subtotal	297,066	242,613
Marketing and distribution
External sales	278,914	248,725
Inter–segment sales	1,359	1,226
Subtotal	280,273	249,951
Chemicals
External sales	95,550	71,652
Inter–segment sales	14,102	15,354
Subtotal	109,652	87,006
Corporate and others
External sales	114,257	169,142
Inter–segment sales	161,530	131,839
Subtotal	275,787	300,981
Elimination of inter–segment sales	(455,142)	(384,125)
Consolidated income from principal operations	561,224	541,608
Income from other operations
Exploration and production	1,754	1,272
Refining	1,148	932
Marketing and distribution	9,877	6,939
Chemicals	2,604	3,405
Corporate and others	375	326
Consolidated income from other operations	15,758	12,874
Consolidated operating income	576,982	554,482

Segment Reporting (Continued)

Operating profit/(loss)
By segment
Exploration and production	1,885	404
Refining	19,656	(26,299)
Marketing and distribution	8,009	(2,621)
Chemicals	6,852	(1,894)
Corporate and others	1,300	(5,667)
Elimination	(7,700)	-
Total segment operating profit/(loss)	30,002	(36,077)
Investment income
Exploration and production	803	476
Refining	(10)	(680)
Marketing and distribution	269	657
Chemicals	1,828	(66)
Corporate and others	(2,966)	(234)
Total segment investment income	(76)	153
Financial expenses	(2,379)	(2,035)
Gains/(losses) from changes in fair value	2,095	8,342
Asset disposal gains/(losses)	164	63
Other income	474	1,100
Operating profit/(loss)	30,280	(28,454)
Add: Non-operating income	304	216
Less: Non-operating expenses	597	476
Profit/(loss) before taxation	29,987	(28,714)

4.2	Quarterly financial statements prepared under International Financial Reporting Standards (IFRS)

Consolidated Income Statement
For the three-month period ended 31 March 2021
Prepared by: China Petroleum & Chemical Corporation
Units: million Currency: RMB Type: unaudited

Items	Three-month period ended 31 March 2021	Three-month period ended 31 March 2020
Turnover and other operating revenues
Turnover	561,224	541,608
Other operating revenues	15,758	12,874
Subtotal	576,982	554,482
Operating expenses
Purchased crude oil, products and operating supplies and expenses	(422,730)	(482,608)
Selling, general and administrative expenses	(12,358)	(10,505)
Depreciation, depletion and amortisation	(26,536)	(25,157)
Exploration expenses, including dry holes	(2,496)	(2,268)
Personnel expenses	(21,774)	(19,147)
Taxes other than income tax	(60,396)	(50,105)
Other operating (expense)/revenue, net	(1,991)	8,875
Total operating expenses	(548,281)	(580,915)
Operating profit/(loss)	28,701	(26,433)
Finance costs
Interest expense	(3,684)	(3,922)
Interest income	1,297	1,086
Foreign currency exchange loss, net	8	801
Net finance costs	(2,379)	(2,035)
Investment income	68	29
Share of profits less losses from associates and joint ventures	4,311	472
Profit /(loss) before taxation	30,701	(27,967)
Income tax expense	(7,082)	7,529
Profit /(loss) for the period	23,619	(20,438)
Attributable to：
Owners of the Company	18,543	(19,229)
Non-controlling interests	5,076	(1,209)
Profit /(loss)for the period	23,619	(20,438)
Earnings per share
Basic earnings per share (RMB)	0.153	(0.159)
Diluted earnings per share (RMB)	0.153	(0.159)

Consolidated Statement of Comprehensive Income
For the three-month period ended 31 March 2021
Prepared by: China Petroleum & Chemical Corporation
Units: million Currency: RMB Type: unaudited

Items	Three-month period ended 31 March 2021	Three-month period ended 31 March 2020
Profit for the period	23,619	(20,438)
Other comprehensive income:	4,857	(7,360)
Items that may not be reclassified subsequently to profit or loss:
Equity investments at fair value through other comprehensive income	20	-
Items that may be reclassified subsequently to profit or loss:
Fair value hedges	(20)	-
Share of other comprehensive income of associates and joint ventures	(135)	(76)
Cash flow hedges	4,627	(8,401)
Foreign currency translation differences	365	1,117
Total comprehensive income	28,476	(27,798)
Attributable to:
Shareholders of the Company	23,065	(26,550)
Non–controlling interests	5,411	(1,248)

Consolidated Balance Sheet
For the three-month period ended 31 March 2021
Prepared by: China Petroleum & Chemical Corporation
Units: million Currency: RMB Type: unaudited

Items	At 31 March 2021	At 31 December 2020
Non-current assets：
Property, plant and equipment, net	584,395	589,247
Construction in progress	126,774	124,765
Right-of-use assets	268,061	266,368
Goodwill	8,623	8,620
Interest in associates	138,308	136,163
Interest in joint ventures	56,216	52,179
Financial assets at fair value through other comprehensive income	1,546	1,525
Deferred tax assets	27,422	25,054
Long-term prepayments and other non-current assets	70,820	74,489
Total non-current assets	1,282,165	1,278,410
Current assets:
Cash and cash equivalents	99,247	87,559
Time deposits with financial institutions	98,839	100,498
Financial assets at fair value through profit and loss	3,723	1
Derivatives financial assets	21,097	12,528
Trade accounts receivable and bills receivable	47,144	35,587
Financial assets at fair value through other comprehensive income	9,793	8,735
Inventories	182,477	151,895
Prepaid expenses and other current assets	57,659	58,592
Total current assets	519,979	455,395
Current liabilities：
Short-term debts	74,991	23,769
Loans from Sinopec Group Company and fellow subsidiaries	10,790	5,264
Lease liabilities	16,961	15,292
Derivatives financial liabilities	5,002	4,826
Trade accounts payable and bills payable	172,427	161,656
Contract liabilities	128,886	126,160
Other payables	143,519	178,637
Income tax payable	7,161	6,586
Total current liabilities	559,737	522,190

Consolidated Balance Sheet (Continued)

Net current liabilities	39,758	66,795
Total assets less current liabilities	1,242,407	1,211,615
Non-current liabilities：
Long-term debts	72,041	72,037
Loans from Sinopec Group Company and fellow subsidiaries	11,696	11,778
Lease liabilities	173,093	172,306
Deferred tax liabilities	10,120	8,124
Provisions	46,020	45,552
Other non-current liabilities	19,711	18,960
Total non-current liabilities	332,681	328,757
Total net assets	909,726	882,858
Equity：
Share capital	121,071	121,071
Reserves	642,646	620,423
Total equity attributable to shareholders of the Company	763,717	741,494
Non-controlling interests	146,009	141,364
Total equity	909,726	882,858

Consolidated Cash Flow Statement
For the three-month period ended 31 March 2021
Prepared by: China Petroleum & Chemical Corporation
Units: million Currency: RMB Type: unaudited

Items	Three-month period ended 31 March 2021	Three-month period ended 31 March 2020
Net cash generated from operating activities(a)	(15,578)	(67,970)
Investing activities
Capital expenditure	(20,561)	(20,455)
Exploratory wells expenditure	(6,856)	(1,895)
Purchase of investments, investments in associates and investments in joint ventures	(2,327)	(1,672)
Payment for financial assets at fair value through profit or loss	(3,200)	-
Proceeds from disposal of investments and investments in associates	4,482	3,402
Proceeds from disposal of property, plant, equipment and other non-current assets	324	18
Increase in time deposits with maturities over three months	(4,748)	(13,912)
Decrease in time deposits with maturities over three months	9,359	18,553
Interest received	287	609
Investment and dividend income received	895	986
Repayments of other investing activities	(1,707)	(182)
Net cash used in investing activities	(24,052)	(14,548)
Financing activities
Proceeds from bank and other loans	114,768	275,885
Repayments of bank and other loans	(58,339)	(173,688)
Contributions to subsidiaries from non-controlling interests	124	260
Distributions by subsidiaries to non-controlling interests	(840)	(160)
Interest paid	(944)	(1,423)
Payments made to acquire non-controlling interests	-	(1,117)
Repayments of lease liabilities	(3,649)	(2,375)
(Repayments)/proceeds from other financing activities	(6)	276
Net cash used in financing activities	51,114	97,658
Net increase in cash and cash equivalents	11,484	15,140
Cash and cash equivalents at 1 January	87,559	60,438
Effect of foreign currency exchange rate changes	204	553
Cash and cash equivalents at 31 March	99,247	76,131

Note to consolidated statement of Cash Flows
For the three-month period ended 31 March 2021
Prepared by: China Petroleum & Chemical Corporation
Units: million Currency: RMB Type: unaudited
(a)	Reconciliation of profit before taxation to net cash generated from operating activities

Items	Three-month period ended 31 March 2021	Three-month period ended 31 March 2020
Operating activities
Profit before taxation	30,701	(27,967)
Adjustments for:
Depreciation, depletion and amortisation	26,536	25,157
Dry hole costs written off	1,222	1,863
Share of profits from associates and joint ventures	(4,311)	(472)
Investment income	(68)	(29)
Interest income	(1,297)	(715)
Interest expense	3,684	3,684
Gain on foreign currency exchange rate changes and derivative financial instruments	(2,087)	(8,589)
Gain on disposal of property, plant, equipment and other non-current assets, net	(164)	(3)
Impairment (reversal)/loss on assets	(11)	10,360
Credit impairment reversal	(14)	(5)
Operating profit before change of operating capital	54,191	3,284
Accounts receivable and other current assets	(13,918)	(48,286)
Inventories	(30,619)	(501)
Accounts payable and other current liabilities	(22,509)	(17,410)
Subtotal	(12,855)	(62,913)
Income tax paid	(2,723)	(5,057)
Net cash generated from operating activities	(15,578)	(67,970)

Segment Reporting
For the three-month period ended 31 March 2021
Prepared by: China Petroleum & Chemical Corporation
Units: million Currency: RMB Type: unaudited

Items	Three-month period ended 31 March 2021	Three-month period ended 31 March 2020
Turnover
Exploration and production
External sales	34,776	26,944
Inter-segment sales	18,812	18,238
Subtotal	53,588	45,182
Refining
External sales	37,727	25,145
Inter-segment sales	259,339	217,468
Subtotal	297,066	242,613
Marketing and distribution
External sales	278,914	248,725
Inter-segment sales	1,359	1,226
Subtotal	280,273	249,951
Chemicals
External sales	95,550	71,652
Inter-segment sales	14,102	15,354
Subtotal	109,652	87,006
Corporate and others
External sales	114,257	169,142
Inter-segment sales	161,530	131,839
Subtotal	275,787	300,981
Elimination of inter-segment sales	(455,142)	(384,125)
Turnover	561,224	541,608
Other operating revenues
Exploration and production	1,754	1,272
Refining	1,148	932
Marketing and distribution	9,877	6,939
Chemicals	2,604	3,405
Corporate and others	375	326
Other operating revenues	15,758	12,874
Turnover and other operating revenues	576,982	554,482
Result
Operating profit/(loss)

Segment Reporting (Continued)

By segment
Exploration and production	2,356	1,518
Refining	19,487	(25,794)
Marketing and distribution	8,021	(1,536)
Chemicals	7,104	(1,696)
Corporate and others	(567)	1,075
Elimination	(7,700)	-
Total segment operating profit/(loss)	28,701	(26,433)
Share of profits from associates and joint ventures
Exploration and production	656	476
Refining	412	(682)
Marketing and distribution	525	287
Chemicals	1,795	(76)
Corporate and others	923	467
Aggregate share of profits from associates and joint ventures	4,311	472
Investment income/(losses)
Exploration and production	60	-
Refining	(14)	2
Marketing and distribution	4	14
Chemicals	34	8
Corporate and others	(16)	5
Aggregate investment income	68	29
Net finance costs	(2,379)	(2,035)
Profit/(loss) before taxation	30,701	(27,967)

4.3	Differences between consolidated financial statements prepared in accordance with the accounting policies complying with the accounting policies complying with CASs and IFRS (Unaudited)

Other than the differences in the classifications of certain financial statements captions and the accounting for the items described below, there are no material differences between the Group’s consolidated financial statements prepared in accordance with the accounting policies complying with CASs and IFRS. The reconciliation presented below is included as supplemental information, is not required as part of the basic financial statements and does not include differences related to classification, presentation or disclosures. Such information has not been subject to independent audit or review. The major differences are:

(i)	Government grants

Under CASs, grants from the government are credited to capital reserve if required by relevant governmental regulations. Under IFRS, government grants relating to the purchase of fixed assets are recognised as deferred income and are transferred to the income statement over the useful life of these assets.

(ii)	Safety production fund

Under CASs, safety production fund should be recognised in profit or loss with a corresponding increase in reserve according to PRC regulations. Such reserve is reduced for expenses incurred for safety production purposes or, when safety production related fixed assets are purchased, is reduced by the purchased cost with a corresponding increase in the accumulated depreciation. Such fixed assets are not depreciated thereafter. Under IFRS, payments are expensed as incurred, or capitalised as fixed assets and depreciated according to applicable depreciation methods.

Effects of major differences between the net profit under CASs and the profit for the period under IFRS are analysed as follows:

Prepared by: China Petroleum & Chemical Corporation

Units: million Currency: RMB Type: unaudited

Items	Three-month period ended 31 March 2021	Three-month period ended 31 March 2020
Net profit/(loss) under CASs	22,905	(21,185)
Adjustments:
Government grants(i)	12	12
Safety production fund(ii)	702	735
Profit/(loss) for the period under IFRS	23,619	(20,438)

Effects of major differences between the shareholders’ equity under CASs and the total equity under IFRSare analysed as follows:
Units: million Currency: RMB Type: unaudited

Items	As of 31 March 2021	As of 31 December 2020
Shareholders’ equity under CASs	910,732	883,876
Adjustments:
Government grants(i)	(1,006)	(1,018)
Total equity under IFRS	909,726	882,858

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Date: April 28, 2021